

November 18, 2013

Via E-mail
Guy Bernstein
Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 60218
Israel

> **Re: Magic Software Enterprises Ltd.**
> **Registration Statement on Form F-3**
> **Filed November 8, 2013**
> **File No. 333-192241**

Dear Mr. Bernstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   On the prospectus cover page, you state that you may offer units to the public from to time. Further, the units are described beginning on page 22 of your prospectus. The fee table, however, does not include units among the securities that you are registering. Please reconcile.

Exhibit 5.1

2.   The legal opinion that you provide does not address the subscription rights or the units. Please provide an appropriately expanded opinion in an amendment.

3.   The legal opinion is limited to Israeli law. We note, however that Section 5.e. of the Form of Warrant in exhibit 4.4, which you incorporate by reference from the Form 6-K

filed December 23, 2010, indicates that it will be governed by New York law. In addition, section 112 of the Indenture in exhibit 4.5 states that it shall be governed and construed in accordance with the law of the State of New York. Because debt securities, warrants, and rights are contractual obligations issued pursuant to agreements, you must provide an opinion under the law of the jurisdiction governing these instruments. For guidance, you may wish to refer to Staff Legal Bulletin No. 19 (October 14, 2011). Please submit an opinion that addresses pertinent legal matters under New York law, as applicable to securities in your proposed offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
       Steven J. Glusband, Esq.
       Carter Ledyard & Millburn LLP